FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of October, 2002

Intertape Polymer Group Inc.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                              Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                                       No      X

[If AYes@ is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2(b):    82-______]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            INTERTAPE POLYMER GROUP INC.


Date:  October 8, 2002
	                          By:  /s/ Andrew M. Archibald
		       Andrew M. Archibald, CFO, Vice
		       President Administration, Secretary
		      & Treasurer

October 8, 2002			        NYSE SYMBOL:   ITP
					          TSX SYMBOL:   ITP

ADVISORY

INTERTAPE POLYMER GROUP INC.'S THIRD QUARTER 2002 Results
     ANNOUNCEMENT DELAYED ONE WEEK DUE TO HURRICANE LILI

Montreal, Quebec, Canada, October 8, 2002--Intertape Polymer Group Inc. (NYSE, TSX: ITP) today advised that its third quarter financial results will be released Monday, October 28, 2002. Previously scheduled for October
21, 2002, the results have been delayed one week due to the effects of Hurricane Lili on Rayne, Louisiana, currently the site of Intertape Polymer Group's ("IPG") Fabric Intermediary Bulk Containers (FIBC) accounting and customer service North American offices.

While none of IPG's facilities sustained any damage whatsoever, access to the Rayne offices was severely hampered as a result of the storm. "The process of tabulating the third quarter results have been set back by one week. At no time were any of IPG's computer systems down, it was simply a matter that our staff could not get to the office," explained IPG's Chief Financial Officer Andrew M. Archibald C.A.

Results will be released after the market closes on October 28, 2002. A conference call will be held Tuesday, October 29, 2002 at 10:30
A.M., Eastern Time. Participants may dial 1-800-611-1147 in the
U.S. and Canada and 1-612-332-0107 international.

About Intertape Polymer Group
Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,800 employees with operations in 21 locations, including 15 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement
The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business;
the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION CONTACT:

                 Melbourne F. Yull
	Chairman and Chief Executive Officer
	Intertape Polymer Group Inc.
	Tel.: 866-202-4713
	E-mail: itp$info@intertapeipg.com
	Web: www.intertapepolymer.com